SEC MAIL PROCESSING RECEIVED FEB 24 2006 WASH, D.C. 199 SECTION

2/27/06

SECURITIES AND EXCHANGE COMMISSION

06002262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard
(No. and Street)

Lexington (City) KY (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Foley 859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Ste 600 (Address) Lexington, (City) KY (State) 40503 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy F. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Cindy F Baker 2/22/06
Signature Date

Financial and Operations Principal
Title

Subscribed and sworn to before me
this 22 day of February, 2006.

Linda Foley
Notary Public

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition
(x)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
Chris A. Humphrey, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

David L. Lowe, CPA

INDEPENDENT AUDITORS'REPORT

To the Stockholder
of Nancy Barron & Associates, Inc.

We have audited the accompanying balance sheet of Nancy Barron & Associates, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company,PLLC
February 9, 2006

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

NANCY BARRON & ASSOCIATES, INC.
BALANCE SHEET
December 31, 2005

ASSETS

Cash	$	193,635
Accounts receivable		69,143
Advances to employees		10,150
Prepaid expenses		7,359
Investments		135,950
Property and equipment (net of accumulated depreciation of $124,207)		24,577
Total assets	$	440,814

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	11,016
Payables to brokers or dealers		470
Employee withholdings		15,428
Accrued wages		78,500
Accrued expenses		9,465
Total Liabilities		114,879
Stockholder's equity		
Common stock, no par value; 1,000 shares authorized, 345 shares issued and outstanding		186,561
Additional paid-in capital		9,042
Retained earnings		130,332
Total stockholder's equity		325,935
Total liabilities and stockholder's equity	$	440,814

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

Income	
Commission income	$ 1,048,090
Dividends and interest income	30,659
Unrealized gain on investments	9,927
Total income	1,088,676
Expenses	
Employee compensation and benefits	665,097
Clearing fees	174,036
Communication and promotion	35,452
Occupancy costs	39,200
Other operating expenses	66,967
Depreciation	8,464
Total expenses	989,216
Net income before income taxes	99,460
Provision for income taxes	7,648
Net income	$ 91,812

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at beginning of year	$ 186,561	$ 9,042	$ 43,150	$ 238,753
Net income			91,812	91,812
Stockholder distributions			(4,630)	(4,630)
Balances at end of year	$ 186,561	$ 9,042	$ 130,332	$ 325,935

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from operating activities		
Net income		$ 91,812
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 8,464	
Unrealized gain on investment	(9,927)	
(Increase) decrease in		
Accounts receivable	(11,496)	
Prepaid expenses	1,532	
Increase (decrease) in		
Accounts payable	8,785	
Payable to brokers or dealers	333	
Employee withholdings	138	
Accrued wages	30,501	
Accrued expenses	5,895	
		34,225
Net cash provided by operating activities		126,037
Cash flows from investing activities		
Capital expenditures	(9,030)	
Net cash (used) in investing activities		(9,030)
Cash flows from financing activities		
Stockholder distributions	(4,630)	
Advances to employees	(1,150)	
Net cash (used) in financing activities		(5,780)
Net increase (decrease) in cash		111,227
Cash, beginning of year		82,408
Cash, end of year		$ 193,635
Supplemental disclosures of cash flow information		
Cash paid during the year ended for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Nancy Barron & Associates, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization:

Nancy Barron & Associates, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses.

Cash Equivalents:

For purposes of reporting cash flows, the Company considers all short-term marketable securities to be investments rather than cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities:

All marketable securities held by the Company are available for sale. These marketable securities are valued at market value. The resulting difference between cost and market from one year to the next is included in the statement of income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation:

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

Revenue:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Tax:

The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income and, accordingly, no provision for federal income tax has been made. In 2005, Kentucky passed legislation taxing S-Corporations and other pass-through entities at the entity level.

State taxes required to be paid by the entity are credited to the stockholder(s) along with any taxable net income or loss. The Company has reported as a provision for income taxes the state income tax along with amounts accrued for local income taxes which are based upon the company's net income.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2005, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 - INVESTMENTS

Marketable securities owned at December 31, 2005, consist of investment securities at quoted market values, and are as follows:

Corporate Stocks	$ 135,950
	$ 135,950

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2005 is $86,477.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2005, the fixed asset accounts reflected the following balances:

Furniture and fixtures	$ 62,011
Office equipment	53,308
Leasehold improvements	33,465
	148,784
Less: Accumulated depreciation	(124,207)
	$ 24,577

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

In December 1996, the Company began conducting its business operations at 150 Grand Boulevard, Lexington, Kentucky. This office space is located in a building owned by a corporation that is owned in its entirety by the Company's sole shareholder. Presently, there is not a formal lease for the use of the premises between the two entities. The Company has agreed to pay $3,000 per month for the use of the property beginning in July 1996. At December 31, 2005, the Company has prepaid rents to this related entity in the amount of $6,000.

The Company is also obligated on an operating lease for a vehicle. The future minimum lease payments on this are as follows:

2006	$ 3,904
	$ 3,904

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 1997 covering substantially all employees. Under the plan, the Company matches dollar for dollar up to three percent of compensation for all employees electing to participate in the Plan. Plan expenses incurred by the Company during 2005 were $15,471.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

NET CAPITAL		
Stockholder's Equity		$ 325,935
Deductions and/or Charges		
Non-allowable Fixed Assets	$ 24,577	
Prepaid Expenses	7,359	
Advances to Employees	10,150	
Accounts Receivable-Other	21,176	
Petty Cash	100	
		(63,362)
Net Capital Before Percentage Reductions		262,573
Pursuant to Rule 15c3-1 (F)		
Reduction of Securities Held as Investments		(31,588)
Net Capital		$ 230,985
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 11,016	
Payables to Brokers or Dealers	470	
Employee Withholdings	15,428	
Accrued Wages	78,500	
Accrued Expenses	9,465	
Aggregate Indebtedness		$ 114,879
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		
$114,879 Divided by 15 or $50,000 Minimum		$ 50,000
Excess Net Capital		$ 180,985
Ratio of Aggregate Indebtedness to Net Capital		49.73%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net Capital as Reported in FOCUS Report		$ 237,600
Effect of Audit Adjustments on Accounts Included in Net Capital Calculation		(6,615)
Net Capital as Calculated Above		$ 230,985

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Nancy Barron & Associates, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2005. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE III
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

We have examined the financial statements of Nancy Barron & Associates, Inc. as of December 31, 2005, and have submitted our report thereon dated February 9, 2006. As a part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 and 15 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In addition, Nancy Barron & Associates, Inc. has formal procedures insuring proper compliance and reporting of security transactions pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company
February 9, 2006

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE IV
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Nancy Barron & Associates, Inc. had no subordinated liabilities at any point throughout the year ended December 31, 2005. Consequently, there are no changes in the balances of such liabilities.

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
Chris A. Humphrey, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

David L. Lowe, CPA

To The Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

Study and Evaluation of Internal Control

We have examined the financial statements of Nancy Barron & Associates, Inc. as of December 31, 2005, and have submitted our report thereon dated February 9, 2006. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities and Exchange Act of 1937. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period ended December 31, 2005, which was made for the purpose set forth above and would not necessarily disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company,PLLC
February 9, 2006

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com